

ADVANTAGE
ENERGY INCOME FUND

Petro-Canada Centre, West Tower
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7

T: 403.261-8810 F: 403.262.0723
www.advantageincome.com





November 24, 2005

VIA FEDEX

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549



Re: File No. 82-34742

Ladies and Gentlemen:

As a foreign private issuer, we are furnishing you, in accordance with Rule 12g3-2(b)(iii), with the following information that we have made public, filed or furnished to our security holders in Canada:

November 24, 2005 – Announcement of No Change to Tax Treatment of Income Trusts

Kindly acknowledge receipt of this letter and the enclosure[s] by stamping the enclosed extra copy of this letter and returning it to us in the envelope which is also enclosed.

Sincerely,

Sandra Ronney
Investor Communications Coordinator
Advantage Energy Income Fund

11/30



ADVANTAGE

ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

(TSX: AVN.UN)

November 24, 2005

Canadian Government Announces no Change to Tax Treatment of Income Trusts

CALGARY, ALBERTA – November 24, 2005 - Advantage Energy Income Fund ("Advantage") is pleased to announce that Mr. Ralph Goodale, Canada's Minister of Finance, has issued a press release announcing that no change will be made to the tax treatment of income trusts in Canada and has called an end to the consultation process which was initiated by the Department of Finance in September, 2005. As well, the announcement calls for a reduction in personal income tax rates on dividends for Canadians in order to level the playing field between income trusts and corporations.

Mr. Kelly Drader, President and CEO of Advantage responded to the announcement by saying "We are pleased with the announcement and believe that the federal government has made a responsible decision on this important issue which was based on discussions between the government and a broad range of stakeholders and other interested parties. The federal government has arrived at a decision that will benefit investors in both Income Trusts and Corporations and ultimately make the Canadian economy more competitive internationally."

"In addition, we wish to thank all of our Unitholders who took the time to make phone calls, send e-mails and write letters to their Members of Parliament. This clearly had a significant positive impact on the political decision making process."

The complete text of Mr. Goodale's announcement can be found at http://www.fin.gc.ca/news05/05-082e.htm along with the backgrounder which provides further details on the enhanced tax credit for dividends from corporations.

For further information please contact:

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723

Web Site: www.advantageincome.com

E-mail: advantage@advantageincome.com